UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 7, 2007**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

50 West San Fernando Street, San Jose, California 95113
717 Texas Avenue, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (408) 995-5115

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 1.01 — ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT
ITEM 7.01 — REGULATION FD DISCLOSURE
ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURES
EXHIBIT INDEX
EXHIBIT 10.1
EXHIBIT 99.1

ITEM 1.01 — ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On December 7, 2007, we entered into a Third Amended and Restated Confirmation Letter ("the Third Amended Confirmation") with the State of California Department of Water Resources ("CDWR") which amends the Amended and Restated Confirmation (the "Second Amended Confirmation") under the Amended and Restated Cover Sheet and Master Power Purchase and Sale Agreement (the "Master Agreement"), dated as of April 22, 2002, and effective as of May 1, 2004, between Calpine Energy Services, L.P. and CDWR. Under the Second Amended Confirmation we were required to sell 1,000 MW/hour to CDWR on a 24/7 basis at a fixed price of $59.60/MWh through December 31, 2009. Under the Third Amended Confirmation, in lieu of the foregoing, CDWR will have tolling rights with respect to the entire capacity of the 180-MW Los Esteros Critical Energy Facility for a period of two years from January 1, 2008, through December 31, 2009, with the option to extend the term to December 31, 2012, by providing written notice on or before September 20, 2009. In addition, CDWR has the right to assign the three-year extension option to Pacific Gas and Electric Company ("PG&E") prior to July 1, 2009, if PG&E has met certain conditions set forth in the Third Amended Confirmation at the time of the assignment. We will receive a monthly capacity payment from CDWR which consists of $2 per Kilowatt month for the available capacity and a $4/MWh variable operation and maintenance charge, subject to an annual escalation of 4%. The monthly capacity payment is subject to a monthly availability adjustment payment by us to CDWR if availability of the Los Esteros facility is less than 97% during the peak months (June through September) or 94% for the remaining months of the year, a monthly capacity adjustment payment if the tested capacity is less than 95% of 180 MW and a monthly heat rate adjustment payment if the tested heat rate is greater than 10,500 Btu/kWh.

In addition to the termination provisions under the Master Agreement, the Third Amended Confirmation provides for termination if availability is less than 70% for six consecutive months, or tested capacity is less than 150 MW for more than six months, and provides for liquidated damages in the event of termination due to our default. The Third Amended Confirmation is also subject to termination by CDWR if the Los Esteros facility is not available due to force majeure for more than 365 days.

The foregoing summary of the material terms of the Third Amended Confirmation does not purport to be complete and is qualified in its entirety by reference to the Third Amended Confirmation, a copy of which is filed as Exhibit 10.1 to this Form 8-K.

ITEM 7.01 — REGULATION FD DISCLOSURE

A copy of a press release dated December 12, 2007, announcing the Third Amended Confirmation is furnished herewith as Exhibit 99.1.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

10.1 Master Power Purchase and Sale Agreement Third Amended And Restated Confirmation Letter

99.1 Calpine Corporation Press Release Dated December 12, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Charles B. Clark, Jr.
Charles B. Clark, Jr.
Senior Vice President and
Chief Accounting Officer

Date: December 12, 2007

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EXHIBIT INDEX

Exhibit	Description
10.1	Master Power Purchase and Sale Agreement Third Amended And Restated Confirmation Letter
99.1	Calpine Corporation Press Release Dated December 12, 2007.

EXHIBITS 10.1 AND 99.1 FOLLOW

EXHIBIT 10.1

MASTER POWER PURCHASE AND SALE AGREEMENT
THIRD AMENDED AND RESTATED CONFIRMATION LETTER

This Third Amended and Restated Confirmation Letter ("Third Amended and Restated Confirmation" or "Confirmation"), dated December 7, 2007 (the "Effective Date"), shall, from and after the Start Date (defined below), amend and restate in its entirety the Transaction agreed to on April 22, 2002 and effective May 1, 2002 (the "Original Calpine 2 Confirmation"), as amended by the Amendment dated October 23, 2003 (the "2003 Amendment") and the Letter Amendment dated October 29, 2003 (the "2003 Letter Amendment") as amended by the Modification Letter dated March 30, 2005 (the "2005 Modification Letter") and as conditionally amended and restated pursuant to the Second Amended and Restated Confirmation Letter dated as of April 6, 2005 (the "2005 Contingent Settlement Agreement") (the Original Calpine 2 Confirmation, as amended by the 2003 Amendment, the 2003 Letter Amendment, the 2005 Modification Letter and the 2005 Contingent Settlement Agreement, is referred to as the "Original Transaction"), between Calpine Energy Services, L.P. ("Party A" or "Seller") and State of California Department of Water Resources with respect to its responsibilities pursuant to California Water Code Section 80000 et seq. regarding the Department of Water Resources Electric Power Fund separate and apart from its powers and responsibilities with respect to the State Water Resources Development System ("Party B" or "Buyer") regarding the purchase and sale of the Product under the terms and conditions as set forth herein below. This Third Amended and Restated Confirmation Letter is entered into by Party A and Party B pursuant to and in accordance with the Master Power Purchase and Sale Agreement between Party A and Party B, as modified by that certain Amended and Restated Cover Sheet between Party A and Party B dated April 22, 2002 (the "Cover Sheet"; such Master Power Purchase and Sale Agreement as modified by the Cover Sheet being referred to as the "Master Agreement"), and constitutes part of and is subject to the terms and provisions of such Master Agreement. Terms used but not defined herein shall have the meanings ascribed to them in the Master Agreement. In the event of any inconsistency between any of the terms herein and in the Master Agreement, the terms of this Confirmation shall control. This Confirmation and the Master Agreement are referred to collectively as the "Agreement".

NOW THEREFORE, the Parties agree as follows:

Start Date: 00:00:01 PPT January 1, 2008.

Seller: Calpine Energy Services, L.P. (Party A)

Buyer: State of California Department of Water Resources (Party B)

Product:

[]   Into _____, Seller's Daily Choice

[]   Firm (LD)

[]   Firm (No Force Majeure)

[]   System Firm

(Specify System:)

[]   Unit Firm

(Specify Unit(s):   )

☒   **Other**:

(A) All rights to Energy production capacity ("Capacity") of the Facility and all Energy produced by the Facility as measured at the Delivery Point and dispatched by Buyer or the CAISO as provided herein, subject to the requirements and limitations on dispatch set forth below. As set forth below all Capacity and Energy shall be made available exclusively to Buyer, and Seller shall have no rights to market or sell Energy or Capacity from the Facility to any person other than Buyer.

(B) The amount of Capacity and Energy available for dispatch shall be reduced to the extent (i) any portion of the Facility is not available due to full or partial Forced Outage, (ii) any portion of the Facility is not available due to Force Majeure, (iii) all or any part of the Capacity of the Facility or the production of Energy from all or any part of such Capacity is prevented or limited by Buyer's failure to perform its obligations hereunder, including any failure to dispatch Energy or deliver gas in accordance with the provisions of this Confirmation, (iv) the delivery of Energy from the Facility is prevented or limited by the failure of electric transmission at and from the Delivery Point or the physical curtailment of transmission at the Delivery Point by the CAISO or the transmission owner or by the failure of gas transportation before and to the Gas Delivery Point, (v) the performance of all or any part of the Facility is limited due to physical variations or deviations in the operating levels of the Units which are caused by ambient conditions, quality of gas delivered to the Facility, or the rate of gas delivery to the Facility, or (vi) all or any part of the Capacity of the Facility or the production of Energy from all or any part of such Capacity is limited or unavailable as the result of a Planned Outage to the extent permitted herein; provided, however, that such events were not within the reasonable control of, or the result of the negligence of Seller and which, by the exercise of due diligence, Seller is unable to overcome or avoid or cause to be avoided; provided further, that Buyer's sole remedies for failure to deliver Energy scheduled by Buyer hereunder shall be the Availability Adjustment Payment provided in Special Condition (4), cover damages as provided in Special Condition 6 and termination payment for default provided in Special Condition 10. (The circumstances described in clauses (ii) through (v) above are referred to herein as "Excused Outages".) Subject to the prior execution of a confidentiality agreement in the form attached hereto as Exhibit F, Seller shall provide Buyer with access to all its relevant records, data, employees and contractors as reasonably necessary to verify to Buyer's reasonable satisfaction the occurrence of any of the above events.

(C) Buyer shall have the exclusive right to all capacity attributes associated with the operation and ownership of the Facility, including, without limitation, the ability to schedule and dispatch the Capacity of the Facility (i) in the Ancillary Services markets, (ii) to supply reliability must run capacity, and (iii) to supply RA Capacity or similar capacity attributes, given the limitations provided in clause (B) above and otherwise set forth herein (collectively, the "Capacity Attributes"). Capacity Attributes shall be subject to the Facility's actual physical limitations. Seller represents that neither the Facility nor the individual Units provide "black start" capability, but that the Facility and Units are capable of providing all other Ancillary Services (except that "regulation" service will not be available until February 1, 2008), reliability must run service and RA Capacity, as such products are defined in the CAISO Tariff as of the Effective Date. The Parties shall (1) cooperate with the CAISO to qualify the Facility to provide Ancillary Services in the CAISO markets or to the CAISO directly; (2) follow the reporting requirements that the California Public Utilities Commission ("CPUC") has established and may establish in the future with respect to RA Capacity as required for Resource Adequacy Requirement eligibility, and to comply with the Resource Adequacy requirements in Section 40 of the CAISO Tariff; and (3) cooperate with the CAISO regarding the provision of reliability must run service to CAISO from the Facility, including the negotiation, execution and filing of the CAISO pro forma reliability must run agreement. Except as expressly set forth in the next paragraph, nothing in this Agreement shall require Seller to modify the Facility in any manner in order to provide Ancillary Services that it is not capable of providing from the Facility on the Effective Date, but Seller shall not be relieved of its obligation hereunder to provide Energy, Capacity, RA Capacity or reliability must run service, as such products are defined in the CAISO Tariff as in effect on the Effective Date, solely because a modification to the Facility would be required to do so.

In the event that subsequent to the Effective Date, the Facility requires a capital improvement or other capital expenditure in order (i) to provide Ancillary Services requested by Buyer which the Unit is not capable of providing as of the Effective Date, (ii) to provide a resource adequacy product different from the RA Capacity product defined in the CAISO Tariff as in effect on the Effective Date, or (iii) to provide any reliability must run service different from the reliability must run service defined in the CAISO Tariff as in effect on the Effective Date, Seller shall provide notice thereof to Buyer. Such notice shall include both a description of and a fixed cost for such the capital improvements or other capital expenditures (which fixed cost may contain an allowance for contingencies and for overhead and construction supervision incurred by the Seller, but may not otherwise contain a profit component).

Upon receipt of such notice, Buyer shall have the right to direct the Seller to make, and Seller agrees to make, such capital improvements if (i) Buyer agrees to reimburse the Seller for Buyer's pro rata share of such capital improvements upon completion thereof and (ii) the cost of capital improvements does not, together with the cost of any capital improvements requested by Buyer under Special Condition 8, exceed five million dollars ($5,000,000), or, if the combined cost of such improvements and the improvements requested by Buyer under Special Condition 8 does exceed five million dollars ($5,000,000), Buyer agrees to reimburse Seller for all costs in excess of five million dollars ($5,000,000) in the aggregate. Buyer shall reimburse Seller for Buyer's share of the cost of such capital improvements promptly upon completion thereof. The Parties' respective pro rata shares shall be based on the useful life of such capital improvements and shall be agreed upon by the Parties prior to the commencement of any work on, such improvements.

If Seller would be unable to provide such Capacity Attributes without such capital improvements or other capital expenditures, and if neither Buyer nor Seller is obligated or elects to make such capital improvements or other capital expenditures, then such

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event shall be treated as an event of Force Majeure, but only to the extent Seller's is unable to provide such Capacity Attributes as a result of the failure to make such capital improvements or other capital expenditures.

Any payments received by the Seller from any third party associated with the commitment or sale of any of the Facility's Capacity Attributes shall be paid to Buyer promptly upon receipt thereof; provided, however, that Buyer shall be solely and exclusively responsible for complying with the obligations of such commitments or sales, including the cost of supplying the gas to the Facility to generate the Energy required thereunder.

[]   Transmission Contingency (If not marked, no transmission contingency): N/A

[]	FT-Contract Path Contingency	[]	Seller	[]	Buyer
[]	FT-Delivery Point Contingency	[]	Seller	[]	Buyer
[]	Transmission Contingent	[]	Seller	[]	Buyer
[]	Other transmission contingency				

(Specify: _____)

Contract Quantity: 180 MW until adjusted pursuant to Special Condition (3)

Delivery Point:

 (i) Prior to implementation of MRTU: The single CAISO Meter at the Facility 115 kV switchyard connected to the CAISO control grid.

 (ii) Upon implementation of MRTU: The P-Node associated with the single CAISO Meter at the Facility 115 kV switchyard connected to the CAISO control grid.

Gas Delivery Point: The PG&E revenue gas meter located at the Facility.

Contract Price:

(I)   **Capacity Payment**: Buyer shall pay to Seller in arrears a monthly Capacity Payment equal to the product of the (i) Contract Quantity times (ii) $2.00 kW-month.

(II)   **Variable Operations and Maintenance Charge (VOM)**: Buyer shall pay to Seller $4.00 per MWh escalating at 4% per annum commencing upon the first anniversary of the Start Date for each MWh of Energy produced by the Units pursuant to a dispatch by Buyer and delivered by Seller to Buyer.

Delivery Period: Start Date through 24:00:00 PPT December 31, 2009; provided, however, that Buyer shall have the option ("Option") in Buyer's sole discretion to extend the Delivery Period to December 31, 2012 by delivering written notice to Seller not later than September 30, 2009 stating that the Delivery Period shall be extended to December 31, 2012 (unless in either case the Delivery Period is sooner terminated as provided in this Agreement).

Special Conditions:

(1)   **Dispatch, Scheduling and Fuel Management**.

(a)   Buyer shall have the full and exclusive right (except to the extent otherwise directed or dispatched by the CAISO) to dispatch the delivery of Energy and schedule the provision of Ancillary Services that the Facility is capable of providing from the Available Capacity of the Facility 24 hours per day, 365 days per year during the Delivery Period; provided that if Buyer from time to time wants to make a dispatch during Extended Dispatch Hours, Buyer shall (i) provide notice to Seller at least eight (8) hours before the first Extended Dispatch Hour that Buyer wants to have the Facility available for dispatch, which notice shall also specify all Extended Dispatch Hours during the next twenty-four (24) hours or longer period that Buyer wants the Facility available for dispatch, and (ii) pay Seller for all such Extended Dispatch Hours so specified in such notice at the rate of $320 for the first four (4) hours, or any portion thereof, and $80 per hour for each hour after the first four hours, in order to compensate Seller for its incremental staffing costs to accommodate such availability and dispatch. Any such notice covering a period of twenty-four (24) hours or less may not be modified or revoked once given. Any such notice covering a period in excess of twenty-four (24) hours may be modified or revoked on twenty-four (24) hours notice. These rates will increase at 4% per annum beginning on the first anniversary of the Start Date and on each such anniversary thereafter. Buyer's dispatch of the Facility is also subject to the following:

    (i)   Buyer shall notify Seller by email the quantity of MWhs to be generated and the duration of any dispatch in accordance with the communications protocol substantially in the form attached hereto as Exhibit A, which shall be completed by the Parties prior to the Start Date.

    (ii)   It shall be in Seller's sole discretion which Unit(s) shall be operated to comply with Buyer's dispatch instructions.

    (iii)   Buyer's dispatch of the Facility shall be limited to four (4) Starts per available Unit per calendar day and to no more than 700 starts per Unit per Contract Year.

    (iv)   Buyer's dispatch of the Facility shall be limited in a manner to permit a period of 'downtime' (i.e. between the time the breaker is open to the time the breaker is closed) of no less than thirty (30) minutes after a Unit stop (i.e. after the breaker is opened).

    (v)   Buyer's dispatch of the Facility shall be limited such that the minimum run time for each Unit that has been dispatched is no less than one hour.

    (vi)   Buyer's dispatch of the Facility shall be limited such that the minimum loading for any Unit shall be no less than 20 MW and the maximum dispatch shall not exceed the Available Capacity.

    (vii)   Buyer's dispatch of the Facility shall comply with the operating limitations described on Exhibit B, as such exhibit may be amended as provided in Special Condition 1(m) below.

    (viii)   Buyer agrees to dispatch the Facility in accordance with all applicable Laws and any operation instructions imposed by the CAISO, WECC or NERC associated with a System Emergency.

(ix)   Buyer may not dispatch the Facility in excess of the Available Capacity and may not dispatch any Unit that is unavailable due to a Planned Outage scheduled in accordance with Special Condition 2(d).

(x)   Buyer shall cooperate with Seller during any period of testing under this Confirmation. Buyer shall take the Energy and supply the fuel during testing and receive all revenue from the sale of Energy during testing.

(b)   Prior to implementation of MRTU by CAISO, Seller shall be the Scheduling Coordinator for the Facility. As Scheduling Coordinator, Seller shall schedule Energy deliveries to Buyer or Buyer's Scheduling Coordinator, through an Inter-SC Trade, equal to the Energy properly dispatched by Buyer hereunder. CAISO charges and revenues for the provision of imbalance energy by or to CAISO, together with any revenues with respect to the provision of Ancillary Services or Capacity Attributes, shall be passed through from Seller to Buyer; provided that, Seller shall be responsible for any penalties imposed by the CAISO under the CAISO Tariff as the result of Seller's breach of its obligations under this Agreement or its obligations as Scheduling Coordinator for the Facility under the CAISO Tariff.

(c)   Upon implementation of MRTU by the CAISO, Buyer shall have the option to elect to be the Scheduling Coordinator for the Facility upon sixty (60) days advance written notice to Seller. When acting as Scheduling Coordinator, (i) Buyer shall be solely responsible for complying with the obligations applicable to Scheduling Coordinators under the CAISO Tariff, including timely submission of schedules; (ii) Buyer shall be responsible for all CAISO charges and shall receive all CAISO revenues; provided, however, that Seller shall be responsible for and shall reimburse Buyer for penalties imposed by the CAISO under the CAISO Tariff as the result of Seller's breach of its obligations under this Agreement or to comply with the requirements applicable to generators under the CAISO Tariff, to the extent such failure is not the result of any failure by Buyer to comply either with its obligations hereunder (e.g. to deliver gas), or its obligations as Scheduling Coordinator under the CAISO Tariff; (iii) Buyer shall promptly notify the CAISO of any Facility outage with respect to which Seller has provided notice to Buyer and shall promptly adjust the CAISO schedule for the Facility in accordance with the intra-day scheduling requirements of the CAISO Tariff upon notice from Seller of a Facility outage pursuant to Special Condition (2); (iv) Buyer shall reimburse Seller for any penalties, fines, fees or other charges assessed upon Seller by the CAISO caused by Buyer's failure to comply with its obligations under this Agreement or as the Scheduling Coordinator for the Facility, including the failure by Buyer to dispatch the Units as required by the CAISO during a System Emergency; provided however such reimbursement by Buyer shall not be required to the extent Buyer's failure to comply with its obligations under this Agreement or as the Scheduling Coordinator for the Facility is the result of Seller's breach of its obligations under this Agreement or to comply with the requirements applicable to generators under the CAISO Tariff, including without limitation the requirement to provide timely notice of the Available Capacity of the Facility pursuant to Special Condition 2(b). Subject to the prior execution of a confidentiality agreement in the form attached hereto as Exhibit F, Seller and Buyer shall each provide the other with access to all its respective relevant records, data, employees and contractors reasonably necessary to verify to each Party's reasonable satisfaction the occurrence of any of the above events.

(d)   During the period after the implementation of MRTU by the CAISO, in the event Buyer has not elected hereunder to be the Scheduling Coordinator for the Facility, Seller shall be the Scheduling Coordinator for the Facility. The Parties agree that, while Seller is the Scheduling Coordinator, Energy shall be scheduled in the Day Ahead or Real Time Markets as requested by Buyer consistent with the requirements and limitations of this Agreement as an Inter-SC Trade at the P node for the Facility, and the Buyer shall direct the Seller (as the Scheduling Coordinator of the Facility) to self-schedule or submit a production bid curve consistent with the requirements and limitations of this Agreement into the CAISO market. Such Inter-SC Trades shall be used to balance out the CAISO payments to Seller for the injection of the scheduled energy on to the CAISO grid and the CAISO charge to Buyer or Buyer's agent for the withdrawal of the scheduled energy from the CAISO grid. If Seller's injection of energy from the Facility on to the CAISO grid is greater than the amount of energy settled through such Inter-SC Trade as provided in this Special Condition 1(d), Seller shall pay over to Buyer that portion of the payment from the CAISO to Seller for the injection of such energy on to the CAISO grid attributable to the excess energy actually injected on to the CAISO grid . If Seller's injection of energy from the Facility on to the CAISO grid is less than the amount of energy settled through such Inter-SC Trade as provided in this Special Condition 1(d), Buyer shall pay to Seller an amount equal to the amount paid to Buyer (or Buyer's agent) by the CAISO for the excess of the amount of energy settled through such Inter-SC Trade over the amount of energy actually injected on to the CAISO grid. Otherwise, Buyer shall be responsible for all CAISO charges except for any penalties imposed by the CAISO under the CAISO Tariff as the result of Seller's breach of its obligations under this Agreement or its obligations as Scheduling Coordinator for the Facility under the CAISO Tariff. The parties further agree (i) to schedule Ancillary Services by entering Inter-SC Trades at the P node for the Facility in the Day Ahead or Real Time Markets as requested by the Buyer consistent with the requirements and limitations of and obligations of the Parties under this Agreement and (ii) to cooperate in scheduling Inter-SC Trades to account for the IFM Load Uplift Obligations of buyer or Buyer's agent as a result of Seller's submission (as Scheduling Coordinator) of self-schedules at the direction of Buyer or Buyer's agent consistent with the requirements and limitations of and obligations of the Parties under this Agreement.

(e)   Within ninety (90) days after the Effective Date, Buyer and Seller shall jointly review the roles and responsibilities of a Generator Operator (GOP) and a Generator Owner (GO) of the Facility under the applicable rules and regulations of WECC and NERC and shall agree on an initial allocation of such roles and responsibilities between them consistent with the requirements of this Agreement, which shall then be attached to this Confirmation as Exhibit E. Buyer and Seller acknowledge that the rules and regulations of WECC and NERC with respect to these roles and responsibilities and with respect to plant reliability in general may change over time and agree to cooperate both in complying with the WECC and NERC requirements in accordance with such initial allocation and in revising such allocation from time to time as necessary to comply, in a manner consistent with this Agreement, with changes in such rules and regulations or in their implementation. The Party responsible for complying with a particular role or responsibility (the "Responsible Party") shall pay or reimburse, as applicable, the other Party (the "Other Party") for any penalties, fines, fees or other charges assessed upon the Other Party by the WECC or NERC associated with the Responsible Party's failure to comply with such role or responsibility, provided that the Other Party shall cooperate with the Responsible Party in complying with such role or responsibility, including providing such information, giving such notices and taking such actions as the Other Party is uniquely in a position to do. Subject to the prior execution of a confidentiality agreement in the form attached hereto as Exhibit F, Seller and Buyer shall each provide the other with access to all its respective relevant records, data, employees and contractors as reasonably necessary to verify to each Party's reasonable satisfaction the occurrence of any of the above events.

(f)   Buyer shall be Fuel Manager for the Facility.

(g)   Buyer shall be responsible for the nomination and delivery of the fuel to the Gas Delivery Point and for all local distribution charges, including any surcharges, provided under the PG&E gas tariff and rules.

(h)   Seller shall be responsible for any gas imbalances resulting from Seller's unexcused failure to deliver Energy dispatched by Buyer for the minimum period of time necessary to adjust CAISO schedules and gas nominations on an intra-day basis, or from Seller's failure to timely notify Buyer of a Forced Outage, a Planned Outage or a Facility outage due to Force Majeure. Buyer shall be responsible for any gas imbalance caused by a Facility outage from any other cause, including any failure by Seller to deliver Energy due to a failure by Buyer to comply with its obligations hereunder as Fuel Manager.

(i)   Buyer shall be responsible for compliance with the PG&E tariff and rules, including compliance with any instructions regarding Emergency Flow Order (EFO) or Operational Flow Order (OFO) conditions.

(j)   Buyer shall be responsible for the quality of the fuel delivered to the Facility, including compliance of such fuel with the PG&E gas tariff and rules concerning gas quality and the Btu content of the fuel delivered to the Gas Delivery Point.

(k)   Buyer shall be responsible for any penalties, fines, fees or other charges assessed upon Seller by PG&E associated with Buyer's, or its agent's, failure to comply with the obligations of a Fuel Manager under PG&E's tariff and rules, including the obligations under Special Conditions 1(g) through 1(j). Subject to the prior execution of a confidentiality agreement in the form attached hereto as Exhibit F, Seller shall provide Buyer with access to all its relevant records, data, employees and contractors as reasonably necessary to verify to Buyer's reasonable satisfaction the occurrence of any of the above events.

(l)   Buyer may designate one or more persons to act as its agent under this Special Condition (1) in performing its functions and obligations as Scheduling Coordinator or Fuel Manager. Buyer shall provide Seller with written notice designating its agent (s), including all necessary and customary contact information. Nothing in this paragraph (e) shall relieve Buyer of its obligations as Scheduling Coordinator or Fuel Manager.

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(m)   Within ninety (90) days after Effective Date, Buyer and Seller shall jointly review the limitations on the operation of the Facility due to the conditions and requirements of applicable Permits, the physical limitations of the Facility equipment and Good Utility Practices and shall amend Exhibit B to the extent they agree is appropriate and consistent with this Agreement to reflect such operating limitations.

(2)   **Seller's Performance Rights and Obligations.**

(a)   Seller agrees to operate and maintain the Facility in accordance with Good Utility Practices, including, without limitation, complying with applicable Law, the requirements of applicable Permits and Seller 's Interconnection Obligations including maintaining the capability of the Facility to provide Energy, Capacity, RA Capacity or reliability must run service, as such products are defined in the CAISO Tariff as in effect on the Effective Date.

(b)   Unless Seller notifies Buyer otherwise, the Available Capacity of the Facility shall be equal to the Contract Quantity. Seller shall notify Buyer promptly, and in all events within 30 minutes, after Seller becomes aware that the Available Capacity of all the Units is less than the Contract Quantity. Seller shall also notify Buyer promptly, and in all events within 30 minutes, after Seller becomes aware of any other changes in the Available Capacity. Any notice of the Available Capacity of the Units shall continue in effect unless and until changed by a subsequent notice by Seller of the Available Capacity. All notices under this Special Condition (2) shall be provided in accordance with the communications protocol to be agreed by the Parties as provided in Special Condition 1(a)(i).

(c)   Seller shall be allowed sixty (60) Unit-Days of Planned Outage in aggregate for all of the Units per Contract Year. As used herein, a "Unit-Day" means one day for one Unit, to be applied to the Units in Seller's sole discretion. By way of example only, 60 Unit-Days could mean 60 days of Planned Outage for one Unit, or 15 days of Planned Outage each for four Units, or other combinations totaling 60 Unit-Days. Any increment of a Day shall count as a "Unit-Day". Seller shall notify Buyer of its proposed schedule of Planned Outages that constitute "planned outages" under the NERC Generating Unit Availability Data System (GADS) reporting guidelines for the Units for each Contract Year on or before thirty (30) days preceding such Contract Year. If Seller wants to conduct any such Planned Outage at a different time than shown on such schedule, Seller and Buyer shall cooperate and agree on a mutually and reasonably acceptable time to reschedule such Planned Outage. If Buyer wants Seller to conduct any such Planned Outage at a different time than shown on such schedule, Seller and Buyer shall cooperate and agree on a mutually and reasonably acceptable time to reschedule such Planned Outage, but Buyer shall reimburse Seller for all incremental costs incurred by Seller in rescheduling such Planned Outage. Seller shall also be entitled to schedule Planned Outages that constitute "maintenance outages" under the NERC Generating Unit Availability Data System (GADS) reporting guidelines during the Contract Year on ten (10) days prior notice to Buyer, but if Buyer reasonably requests that such Planned Outage be conducted at a different time, Seller and Buyer shall cooperate and agree on a mutually and reasonably acceptable time to schedule such Planned Outage. Each Party shall make all reasonable efforts, consistent with Good Utility Practices, to accommodate the other Party's schedule requests with respect to Planned Outages and shall agree to any

9

schedule changes if (i) directed by the CAISO or (ii) if necessary to avoid a Unit being or becoming unavailable as a result of maintenance that cannot, consistent with Good Utility Practices, be delayed until the next scheduled Planned Outage, including any subsequent maintenance that may be necessary to follow-up on a temporary remedy made in response to a Forced Outage. Notwithstanding anything to the contrary herein, a Planned Outage may not immediately follow a Forced Outage unless either the Planned Outage was scheduled prior to the occurrence of the Forced Outage or Seller has remedied the Forced Outage prior to the commencement of the Planned Outage. Notwithstanding the foregoing, Seller shall not conduct Planned Outages during the months of January, June through September, and December.

(d)   Metering will conform to CAISO standards or the equivalent. Seller will provide such CAISO metering settlement data to Buyer as Seller and Buyer (or Buyer's agent designated pursuant to Special Condition 1(l)) may agree in the communications protocol to be agreed by the Parties as provided in Special Condition 1(a)(i).

(e)   Seller shall notify Buyer within 30 minutes after the occurrence of any outage and shall thereafter provide Buyer daily verbal or written updates of the status of such outage. Within five (5) Business Days after the occurrence of such outage, Seller shall (i) investigate the cause of such outage diligently and in good faith, (ii) notify Buyer of the course and results of such investigation, (iii) notify Buyer of the cause of such outage and expected duration of such outage, and (iv) subject to the prior execution of a confidentiality agreement in the form attached as Exhibit F, provide Buyer any information reasonably necessary to verify to Buyer's reasonable satisfaction the cause of the outage.

(3)   **Capacity Adjustment Payment**:

(a)   During the period beginning March 1 and ending May 31 in each Contract Year, unless otherwise agreed, Seller will conduct a performance test of the Facility ("Annual Performance Test") in accordance with the Test Procedures attached hereto as Exhibit D; provided, however, that if the capacity of the Facility or any Unit has been reduced as a result of a Forced Outage, or Force Majeure and the effect of such Forced Outage, or Force Majeure cannot be eliminated or remedied in time to conduct the Annual Performance Test within the time period above, the time for conducting the Annual Performance Test shall be extended as necessary to eliminate or remedy the effect of such Forced Outage, or Force Majeure and to permit the Annual Performance Test to be conducted with all Units fully operational.

(b)   If the Contract Quantity as determined by the Annual Performance Test is equal to or greater than 95% of the Target Capacity, no Capacity Penalty will be payable hereunder until the next Annual Performance Test. If the Contract Quantity as determined by the Annual Performance Test is less than 95% of the Target Capacity, Seller will pay Buyer a monthly Capacity Adjustment Payment (prorated for partial months) equal to $13,111 times the difference between the 95% of Target Capacity and the Contract Quantity as determined by the Annual Performance Test. Seller shall continue to pay any applicable monthly Capacity Adjustment Payment until the Contract Quantity is re-determined pursuant to the next Annual Performance Test or an Additional Performance Test pursuant to Special Condition 3(c) below.

(c)   If the Contract Quantity as determined by the Annual Performance Test is less than 95% of the Target Capacity, Seller may request up to two additional performance tests in any Contract Year (an "Additional Performance Test"), to be conducted in the same manner as the Annual Performance Test. If the Contract Quantity as determined by the Additional Performance Test is equal to or greater than 95% of the Target Capacity, no further Capacity Penalty will be payable hereunder until the next Annual Performance Test. If the Contract Quantity as determined by the Additional Performance Test is less than 95% of the Target Capacity, Seller will continue to pay Buyer a monthly Capacity Adjustment Payment (prorated for partial months) equal to $13,111 times the difference between the 95% of Target Capacity and the Contract Quantity as determined by the Additional Performance Test. Seller shall continue to pay any applicable monthly Capacity Adjustment Payment until the Contract Quantity is re-determined pursuant to the next Annual Performance Test or an Additional Performance Test pursuant to this Special Condition 3(c).

(d)   The "Target Capacity" of the Facility is equal to 180 MW less 0.25 MW per Unit for each 5,000 hours of operation per Unit, without proration (i.e. the reduction in the Target Capacity will only be applied for a full 5,000 hours of operation or integral multiples thereof).

(4)   **Availability Adjustment Payment**:

(a)   Within ten (10) days of the end of each calendar month, an Availability Factor (AF) shall be determined as follows:

$$AF = TME/MME$$

Target AF = 0.97 for the calendar months of June through September and 0.94 for each other calendar month.

TME (Total Monthly Energy) = Σ TDE for all Normal Dispatch Hours and each Extended Dispatch Hour for which Buyer has given notice of requested availability pursuant to Special Condition 1(a) in the calendar month

MME (Maximum Monthly Energy) = the sum, over each Normal Dispatch Hour and each Extended Dispatch Hour for which Buyer has given notice of requested availability pursuant to Special Condition 1(a) in the calendar month, of the following sum each such hour: (i) Contract Quantity, less (ii) the quantity of Contract Quantity that is unavailable due to an Excused Outage (provided that such quantity shall not include any quantity of Contract Quantity included in item (ii) of TDE), less (iii) the quantity of the Contract Quantity that is unavailable due to a Planned Outage scheduled pursuant to Special Condition (2).

TDE (Total Delivered Energy) = the sum of (i) Energy delivered from the Facility by Seller in accordance with this Confirmation, plus (ii)

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uninstructed imbalance energy delivered by the CAISO (a) due to physical variations in the operating level of the Facility excused hereunder, and (b) for the minimum period of time necessary under the CAISO Tariff to adjust schedules or output in the event of an outage of the Facility, plus (iii) the amount of Energy that could have been produced from the Available Capacity but which was not scheduled by Buyer; provided, that no energy excluded from the MME shall be included in the TDE.

(b)   If in any calendar month, the AF is less than the Target AF applicable to such calendar month, Seller shall pay to Buyer an Availability Adjustment Payment equal to the product of (i) the difference of the Target AF for the calendar month less the AF for such calendar month times (ii) 100 times (iii) $30,000.

(5)   **Heat Rate Adjustment Payment**:

(a)   As part of the Annual Performance Test conducted pursuant to Special Condition 3(a), Seller shall also conduct a test of the heat rate of the Facility, in accordance with the Test Procedures attached hereto as Exhibit D.

(b)   If the Facility Heat Rate as determined by the Annual Performance Test is equal to or less than the Target Heat Rate, no Heat Rate Adjustment Payment will be payable hereunder until the next Annual Performance Test. If the Facility Heat Rate as determined by the Annual Performance Test is greater than the Target Heat Rate, then, beginning 30 days after the Annual Performance Test, Seller will pay Buyer a daily Heat Rate Adjustment Payment equal to the product of (i) the excess of the Facility Heat Rate over the Target Heat Rate, times (ii) the Gas Index for such day, times (iii) the amount of Energy delivered to Buyer hereunder for such day. Seller shall pay such amount for every day from the time the Heat Rate Adjustment Payment commences until the Facility Heat Rate is re-determined to be less than or equal to the Target Heat Rate pursuant to the next Annual Performance Test or an Additional Performance Test. The Heat Rate Adjustment Payment shall be payable monthly in arrears.

(c)   If the Facility Heat Rate as determined by the Annual Performance Test is greater than the Target Heat Rate, Seller may request up to two Additional Performance Tests in any Contract Year for purposes of re-determining the Facility Heat Rate. If the Facility Heat Rate as determined by the Additional Performance Test is less than or equal to the Target Heat Rate, no further Heat Rate Adjustment Payment will be payable hereunder until the next Annual Performance Test. If the Facility Heat Rate as determined by the Additional Performance Test is greater than the Target Heat Rate, Seller will continue to pay Buyer the Heat Rate Adjustment Payment determined in the same manner as in Special Condition 5(b) above but on the basis of the Facility Heat Rate as determined by the Additional Performance Test. Seller shall continue to pay such amount until the Facility Heat Rate is re-determined pursuant to the next Annual Performance Test or another Additional Performance Test.

(d)   The "Target Heat Rate" is equal to 10,500 Btu/kWh plus 30 Btu/kWh for each 5,000 hours of operation per Unit without proration (i.e. the increase in the Target Heat

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Rate will only be applied for a full 5,000 hours of operation or integral multiples thereof). The "Gas Index" is equal to the "PG&E Citygate" midpoint price as reported in *Gas Daily* for the applicable day.

(6)   **Cover Damages**. Except as otherwise excused herein, in addition to any Availability Adjustment Payment under Special Condition (4), Article IV of the Master Agreement shall apply to the failure of Seller to deliver or Buyer to receive Energy scheduled by Buyer accordance with this Agreement except that Seller shall not be liable for damages under Article IV of the Master Agreement to the extent that Seller has notified Buyer that the Capacity of or Energy available for dispatch from the Facility has been reduced due to a Forced Outage, an Excused Outage or a Planned Outage (provided notice shall not be required with respect to Excused Outages described in clauses (iii), (iv) or (v) of paragraph (B) in the description of Product). For purposes of Article IV of the Master Agreement, the "Contract Price" shall be equal to (A) the product of (i) 10,500 Btu/kWh times (ii) the sum of (1) Gas Index plus (2) the local distribution charges, including any surcharges, for gas deliveries on PG&E's system, plus (B) the applicable VOM.

(7)   **Special Maintenance Payment**. If, as a result of dispatches by Buyer hereunder, any Unit is operated more than 4,000 hours during the Delivery Period and all Units have on a combined basis been operated for more than 16,000 hours, Buyer shall make a special maintenance payment to Seller of $1,000,000 per Unit for each 4,000 hours (or integral multiple thereof) that such Unit is operated during the Delivery Period.

(8)   **Governmental Charges**. In addition to the obligations under Article 9 of the Master Agreement, and notwithstanding anything in this Agreement to the contrary, Buyer shall reimburse Seller for all newly imposed taxes, charges or fees assessed or levied by any governmental authority in respect of any Greenhouse Gases emitted by or attributed to the Facility, within forty-five (45) days of Buyer's receipt from Seller of documentation establishing (i) that Seller is actually liable for the tax, charge, fee or cost in respect of Greenhouse Gases emitted by or attributed to the operation of the Facility during the Delivery Period; (ii) that, as of the date of execution of this Agreement, the legislation or regulation imposing the tax, charge, fee or cost was not effective or scheduled to become effective; (iii) the amount of the tax, charge, fee or cost; (iv) that the tax, charge, fee or cost was imposed on Seller by a governmental authority that has valid jurisdiction over Seller or the Facility; (v) that Seller has paid the tax, charge, fee or cost for which Seller seeks reimbursement from Buyer, and (vi) that Seller took all reasonable steps to mitigate the amount of such tax, charge, fee or cost; provided, however, that Buyer shall not be obligated to reimburse any fines or penalties incurred as a result of Seller's failure to comply with applicable law or Permits.

For purposes of the foregoing, except as provided in this paragraph, reasonable steps shall not be deemed to require Seller to modify or make capital improvements to the Facility, or to continue to operate the Facility if modifications, capital improvements or other capital expenditures would be required to do so in compliance with applicable law or Permit conditions related to Greenhouse Gases, regardless of whether or not such modifications, capital improvements or other capital expenditures would reduce or eliminate taxes, charges or fees otherwise payable by Buyer or are required in order for the Facility to continue to operate at any level. If modifications or capital improvements to the Facility or other capital expenditures would be required in order to operate the

Facility in compliance with applicable law or Permit conditions related to Greenhouse Gases, Seller shall provide notice thereof to Buyer. Such notice shall include both a description of and a fixed cost for such the capital improvements or other capital expenditures (which fixed cost may contain an allowance for contingencies and for overhead and construction supervision incurred by the Seller, but may not otherwise contain a profit component).

Upon receipt of such notice, Buyer shall have the right to direct the Seller to make, and Seller agrees to make, such capital improvements if (i) Buyer agrees to reimburse the Seller for Buyer's pro rata share of such capital improvements upon completion thereof and (ii) the cost of capital improvements does not, together with the cost of any capital improvements requested by Buyer under paragraph (C) of the description of Product, exceed five million dollars ($5,000,000), or, if the combined cost of such improvements and the improvements requested by Buyer under paragraph (C) of the description of Product does exceed five million dollars ($5,000,000), Buyer agrees to reimburse Seller for all costs in excess of five million dollars ($5,000,000) in the aggregate. Buyer shall reimburse Seller for Buyer's share of the cost of such capital improvements promptly upon completion thereof. The Parties' respective pro rata shares shall be based on the useful life of such capital improvements and shall be agreed upon by the Parties prior to the commencement of any work on, such improvements.

If the operating level of the Facility would be reduced or the Facility would not be able to continue to operate without such modifications, capital improvements or other capital expenditures, and if neither Buyer nor Seller is obligated or elects to make such modifications, capital improvements or other capital expenditures, then such event shall be treated as an event of Force Majeure, but only to the extent of such reduction in operating level or ability to operate.

"Greenhouse Gases" means emissions into the atmosphere of (i) carbon dioxide (CO_2), nitrous oxide (N_2O) and methane (CH_4), which are produced as the result of combustion or transport of fossil fuels, (ii) hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF_6) generated as a result of the operation of the Facility, and (iii) other greenhouse gases (GHGs) that have been determined by the United Nations Intergovernmental Panel on Climate Change to contribute to the actual or potential threat of altering the Earth's climate by trapping heat in the atmosphere. Greenhouse Gases may be defined or expressed in terms of a ton of CO_2-equivalent in order to allow comparison between the different effects of gases on the environment. Gases or emissions that are regulated due to impacts other than global warming (e.g. toxicity or creation of smog) shall not, to the extent of such other regulation, be considered "Greenhouse Gases" for the purposes of this Confirmation, but shall be considered "Greenhouse Gases" to the extent they are regulated due to impacts on global warming.

(9)   **Events of Default**. In addition to the Events of Default specified in Section 5.1 of the Master Agreement, the following shall constitute Events of Default by Seller:

    (a)   The Availability Factor calculated pursuant to Special Condition (4) is less than 0.70 for six (6) consecutive months.

(b)   The Contract Quantity as shown by any Annual Performance Test is less than 150 MW unless a Contract Quantity of 150 MW or more is subsequently demonstrated by an Additional Performance Test within six (6) months after such Annual Performance Test; provided, however, if Seller is prevented or delayed in conducting such Additional Performance Test by Force Majeure, such six (6) month period shall be extended by the period of such delay.

(10)   **Payment on Termination; Limitation of Liability**.

(a)   With respect to this Confirmation, the Master Agreement (including Sections 5.2 and 5.3) is hereby amended to provide that in the event Buyer terminates this Transaction as the result of an Event of Default where Seller is the Defaulting Party, the Termination Payment shall, notwithstanding anything to the contrary contained in the Master Agreement, be equal to the net present value (using a discount rate equal to the "Present Value Rate" set forth in Section 5.3 of the Master Agreement) as of the date of termination of the product of (i) the Target AF, times (ii) 100, times (iii) $26,400 for each month remaining in the Delivery Period. Except for reasonable attorneys' fees incurred in enforcing this Agreement and interest due and owing on unpaid amounts that are past due, such Termination Payment shall be the only amount payable by Seller as the result of the termination of this transaction by Buyer due to an Event of Default by Seller.

(b)   Notwithstanding anything herein or in the Master Agreement to the contrary, the total payments by Seller under Special Conditions 3, 4 and 10(a) shall not exceed the Termination Payment that would be payable under Special Condition 10 (a) if this Transaction were to be terminated as the result of an Event of Default where Seller is the Defaulting Party on the Start Date, i.e. if such Termination Payment were to be determined for the entire Delivery Period, plus any interest due and owing thereon, reasonable attorneys' fees incurred in enforcing this Agreement and the pro rata portion of the cost of capital improvements paid for by Buyer pursuant to paragraph (C) of the description of Product and/or Special Condition 8, as applicable, based on the amount by which the portion of the Delivery Period during which such improvements were to be used was shortened due to early termination of this Confirmation.

(11)   **Notice of Events Beyond Seller's Control; Termination**.

(a)   Seller shall notify Buyer within 30 minutes after the occurrence of an outage due to Force Majeure and shall thereafter provide Buyer daily verbal or written updates of the status of such outage. Within five (5) Business Days after the occurrence of such outage, Seller shall (i) investigate the cause of such outage diligently and in good faith, (ii) notify Buyer of the course and results of such investigation, (iii) notify Buyer of the cause of such outage and expected duration of such outage, and (iv) subject to the prior execution of a confidentiality agreement in the form attached as Exhibit F, provide Buyer any information reasonably necessary to verify to Buyer's reasonable satisfaction the cause of the outage. Seller shall provide Buyer with daily updates including all information

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listed in (i) through (iv) above. Promptly, but in any event within ten (10) Business Days, after notice is given pursuant to the preceding sentence, the Parties shall meet to discuss the basis and terms upon which the arrangements set out in this Agreement shall be continued, taking into account the effects of such event or circumstance.

(b)   In the event Seller claims that some or all of the Capacity of or Energy available for dispatch from the Facility is not available due to Force Majeure for a cumulative total of three hundred sixty-five (365) days, Buyer shall have the right, at its election, to terminate this Confirmation on ten (10) Business Days notice to Seller with no further liability for either Party following such termination, except for a true up for amounts accrued hereunder prior to the date of termination, including amounts due for Product supplied to Buyer hereunder, the pro rata portion of the cost of capital improvements paid for by Buyer pursuant to paragraph (C) of the description of Product and/or Special Condition 8, as applicable, based on the amount by which the Delivery Period during which such improvements were to be used was shortened due to early termination of this Confirmation and other payments and charges accrued by either Party prior to such termination, all of which shall be settled and paid within five (5) Business Days after the date of termination. Within ten (10) Business Days after such termination, Buyer shall return the letter of credit described in Special Condition 14 to Seller.

(12)   **Insurance**. Seller shall at its sole expense purchase from and maintain in a company or companies lawfully authorized to conduct business in the jurisdiction where the Facility is located having an A rating in Best's Key Rating Guide the insurance described below. Buyer shall be named as an additional insured to the extent of the indemnity obligations assumed hereunder by Seller under all coverages required under this Agreement except All Risk Property Insurance and Workers Compensation. Seller shall provide Buyer certificates of insurance and blanket endorsements (if applicable) for each policy described below within ten (10) Business Days of Buyer's request therefor. The certificates must state that coverage will not be cancellable except after thirty (30) days prior written notice (ten (10) days in the event of non-payment of premiums) has been given to Buyer. All policies of insurance required below shall include a waiver by the insurer of any rights of subrogation against the Buyer.

All Risk Property Insurance – Seller will procure and maintain all risk property insurance including coverage for physical damage, boiler and machinery and extra expense during the operation of the Facility, and business income. Coverage valuation shall be the actual repair or replacement costs but no greater than the full replacement cost of the Facility. Coverage will also apply during inland transit. Such coverage shall allow for reasonable deductibles and sublimits for specific perils as consistent with Prudent Industry Practice.

Commercial General Liability – Seller will carry commercial general liability coverage with limits of $1 million per occurrence, $2 million in aggregate. The insurance will cover claims brought against Seller for third party bodily injury (including death), personal injury and property damage. The coverage will include provisions for broad form property damage, explosion, collapse and underground hazard coverage (XCU), cross liability, severability of interest, broad form contractual liability, and completed operations.

Excess Liability/Umbrella Coverage – Seller will carry excess liability/umbrella coverage insurance of $9 million per occurrence so that the total coverage for Commercial General Liability and Excess Liability/Umbrella Coverage shall be at least $5 million per occurrence, however, such $10 million total coverage may be made up of any combination of Commercial General Liability and Excess Liability/Umbrella Coverage at Seller's sole discretion.

Workers Compensation – Seller will carry workers compensation insurance covering statutory workers compensation obligations as required by state law. The coverage will also include $1 million in Employers Liability coverage insuring Claims brought by employees brought outside the California workers' compensation statute. Seller will also require workers compensation coverage of any contractors employed for maintenance of the facility.

(13) **Certain Representations and Defaults**. Notwithstanding anything in this Confirmation or the Master Agreement to the contrary, the Chapter 11 Proceeding shall not constitute an Event of Default by Seller or Seller's Guarantor under Section 5.1 of the Master Agreement, and Seller's representations under Sections 10.2(v) and 10.2(vi) are deemed to contain an exception for the Chapter 11 Proceeding.

(14) **Performance Assurance**. In order to provide security for the payment of amounts that may be payable by Seller to Buyer hereunder, Seller will deliver to Buyer (a) a letter of credit in the face amount of Twenty Million Dollars ($20,000,000) in the form of Exhibit C attached hereto within three (3) Business Days after the Effective Date, and (b) such written assurances as Buyer may reasonably request that the Guarantee Agreement given by Calpine Corporation to the Buyer dated as of August 31, 2005, pursuant to paragraph (t) of the "Other Changes" section of the Cover Sheet, secures, and shall continue to secure following the "effective date" of Calpine Corporation's Chapter 11 Plan of Reorganization, the prompt and complete payment when due, by acceleration or otherwise, of all amounts payable by Seller under this Confirmation.

(15) **General.** With respect to this Confirmation, the last sentence appearing in Section 5.2 of the Master Agreement shall not apply. For purposes of clarity, Party A and Party B further agree that the occurrence of a Regulatory Event may not provide a basis for an Event of Default under Section 5.1 of the Master Agreement. In addition to Buyer's other rights to assign or novate this Agreement under the Master Agreement, Buyer shall have the right to assign the Option to Pacific Gas and Electric Company ("PG&E") and its rights under this Agreement upon exercise of the Option if (i) such assignment is made prior to July 1, 2009, and (ii) PG&E has a long term senior unsecured debt rating of at least BBB from Standard & Poor's and Baa2 from Moody's Investor Services at the time of such assignment. PG&E shall have the right to exercise the Option in accordance with its terms if (1) it has a long term senior unsecured debt rating of at least BBB from

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Standard & Poor's and Baa2 from Moody's Investor Services at the time of such exercise and (2) it agrees to assume all of Buyer's obligations under this Agreement when it exercises the Option (with appropriate modifications as necessary to reflect the change in status of the parties to this Agreement). If Buyer assigns the Option to PG&E and PG&E exercises the Option in compliance with the foregoing requirements, Seller agrees to enter into a new agreement with PG&E on the same terms and conditions as this Agreement with respect to the period after the exercise of the Option, but, except as specifically provided in the preceding sentence, Seller shall have no obligation to modify any right or obligation under this Agreement in connection with any such assignment of the Option to or the exercise of the Option by PG&E.

(16)   **Definitions.** When used in this Confirmation, the following terms shall have the following defined meanings:

"Ancillary Services" has the meaning defined in the CAISO Tariff.

"Available Capacity" means the Contract Quantity less any portion of the Contract Quantity that is not available as the result of any of the matters described in clauses (i) through (vi) of paragraph (B) of the description of Product.

"CAISO" means the California Independent System Operator Corporation or any successor entity performing similar functions.

"CAISO Tariff" means the CAISO FERC Electric Tariff, First Replacement Volume No. 1, as it may be amended, supplemented or replaced (in whole or in part) from time to time.

"Chapter 11 Proceeding" means the jointly administered bankruptcy cases under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C., of Calpine Corporation and its affiliated debtors, Case No. 05-60200(BRL) 11 in the United States Bankruptcy Court, Southern District of New York.

"Contract Year" means each calendar year during the Delivery Period commencing upon 00:00:01 PPT on January 1 and ending upon 24:00:00 PPT December 31.

"CPUC" means the California Public Utilities Commission or a successor governmental agency performing the same or similar functions.

"Dispatch Hours" means the Normal Dispatch Hours and the Extended Dispatch Hours.

"Extended Dispatch Hours" means all hours other than Normal Dispatch Hours.

"Facility" means the Los Esteros Critical Energy Facility located at 800 Thomas Foon Chew Way, San Jose, CA 95134 and consisting of four Units.

"Fuel Manager" means the person responsible for the procurement, nomination, balancing of natural gas delivered to the Facility.

"Forced Outage" means a force outage or force derating as defined in the NERC Generating Unit Availability Data System (GADS) reporting guidelines of a Unit (but only, in the case of a partial forced outage or partial force derating, to the extent thereof) that is not the result of an Excused Outage or a Force Majeure.

"Gas Index" has the meaning defined in Special Condition 5(d).

"Good Utility Practices" has the meaning defined in the CAISO Tariff.

"IFM Load Uplift Obligations" has the meaning defined in the CAISO Tariff.

"Interconnection Obligations" means Seller's obligations set forth in the Generator Interconnection Agreement, dated as of April 19, 2002, between Los Esteros Critical Energy Facility LLC and PG&E, the Generator Special Facilities Agreement, dated as of April 19, 2002, between Los Esteros Critical Energy Facility LLC and PG&E, the Participating Generator Agreement, dated as of November 22, 2002, between Los Esteros Critical Energy Facility LLC and the CAISO, and the Natural Gas Service Agreement, dated as of December 11, 2002, between Los Esteros Critical Energy Facility LLC and PG&E.

"Inter-SC Trade" has the meaning defined in the CAISO Tariff.

"MRTU" means the Market Redesign and Technology Upgrade to be implemented by CAISO on or about April 1, 2008 which includes a transmission congestion management system that uses locational marginal pricing to assign prices to energy at Nodes on the transmission system.

"Node" has the meaning defined in the CAISO Tariff.

"Normal Dispatch Hours" means collectively, the hours ending (HE) 0700 through HE 2200 Monday through Friday (other than NERC holidays) and HE 1100 through HE 2200 Saturday, Sunday and NERC holidays.

"Permits" means the permits and other governmental approvals necessary to operate the Facility.

"Planned Outage" means a "planned outage" or a "maintenance outage" as defined in the NERC Generating Unit Availability Data System (GADS) reporting guidelines.

"PPT" means the then prevailing time in the Pacific Time Zone.

"RA Capacity" means the maximum megawatt amount that the CAISO recognizes from a Unit that qualifies for Buyer's Resource Adequacy Requirements and is associated with the Unit's Capacity Attributes.

"Resource Adequacy" means the procurement obligation of load serving entities, including Buyer, as such obligations are described in CPUC Decisions D.04-10-035 and D. 05-10-042 and subsequent CPUC decisions addressing Resource Adequacy issues, as those obligations may be altered from time to time in the CPUC Resource Adequacy Rulemakings (R.) 04-04-003 and (R.) 05-12-013 or by any successor proceeding, and all

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other Resource Adequacy obligations established by any other entity, including the CAISO.

"Resource Adequacy Requirements" means Buyer's Resource Adequacy or successor program requirements, as the CPUC, the CAISO or other regional entity may prescribe.

"Start" shall mean each instance where (i) a Unit start sequence was initiated to meet a dispatch or schedule; and (ii) the Unit reached the required dispatch or schedule level within 30 minutes (or 10 minutes in the case of an emergency after instruction by the Department).

"Unit" means each combustion turbine and related physical assets that comprise a single electric generating unit with a capacity of approximately 45 MW constituting part of the Facility.

Calpine Energy Services, L.P.	State of California Department of Water Resources separate and apart from its powers and responsibilities with respect to the State Water Resources Development System
By: /s/ Jeffrey P. Kinneman 12/7/07	By: /s/ Timothy J. Haines 12/7/07
Name: Jeffrey P. Kinneman	Name: Timothy J. Haines
Title: Vice President	Title: Deputy Director

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EXHIBIT A

COMMUNICATIONS PROTOCOL

1. <u>SCHEDULING:</u>
    a. Buyer shall notify Seller of a dispatch according to the requirements of the Confirmation and the applicable CAISO market rules in place at the time.
    b. Buyer may schedule the Facility in the Day Ahead or Hour Ahead markets by sending notice to Seller by email (see Attachment 1 for an example). Buyer may dispatch the Facility between a minimum loading of 20 MW per Unit and a maximum dispatch of the Available Capacity of the Facility, and otherwise subject to the conditions listed in Special Condition 1 (a).
    c. Normal Dispatch Hours (NDH) are:
        i. HE 0700 – HE 2200 Monday thru Friday except NERC Holidays
        ii. HE 1100 – HE 2200 Saturday, Sunday and NERC Holidays
    d. Extended Dispatch Hours (EDH) are:
        i. All other hours except NDH.
        ii. Buyer shall send an email notice to Seller at least 8 hours prior to the first hour of any EDH dispatch indicating which EDH to make the Facility available as well as specifying the EDH during the next 24 hours. Any such notice covering a period of twenty-four (24) hours or less may not be modified or revoked once given. Any such notice covering a period in excess of twenty-four (24) hours may be modified or revoked on twenty-four (24) hours notice.

2. <u>PLANNED OUTAGE:</u>
    a. Seller shall send a written notice of the Annual Planned Outage Plan (Plan) to Buyer at least 30 days prior to the start of each Contract Year, except for the first Contract Year, for which the Plan will be delivered within one (1) week after the Effective Date. The Plan will show the date and duration of all planned outages for the Contract Year, and the reason for each Planned Outage.
    b. If Seller determines during the Contract Year a deviation from the Plan is required, the Seller shall send written notice to the Buyer at least 10 business days prior to the start of any Planned Outage change. Buyer shall respond in writing 5 business days after receipt of such notice from Seller.
    c. Seller shall send a written report to Buyer within 30 days of the end of each Contract Year describing the total hours each Unit has operated since the start of the Contract (See Special Condition 7)

3. <u>FORCED OUTAGES:</u>
    a. Seller shall notify Buyer and Buyer's Agent by phone or email within 30 minutes of any Forced Outage. Seller shall also allow access by Buyer and Buyer's Agent to the CAISO SLIC files for the Facility to verify information on Facility outages

and derates. If the Forced Outage occurs during a plant operation, Buyer and Seller agree to cooperate in making schedule changes as needed.

    b. If the Forced Outage lasts longer than 1 day, the Seller shall notify the Buyer and Buyer's Agent promptly in writing and shall provide daily verbal or written updates as to the Facility's status during a Forced Outage.

4. <u>FORCE MAJEURE</u>:

    a. Seller shall notify Buyer by phone or email within 30 minutes after the occurrence of an outage due to Force Majeure and shall thereafter provide Buyer daily verbal or written updates of the status of such outage. Within five (5) Business Days after the occurrence of such outage, Seller shall (i) investigate the cause of such outage diligently and in good faith, (ii) notify Buyer of the course and results of such investigation, (iii) notify Buyer of the cause of such outage and expected duration of such outage, and (iv) subject to the prior execution of a confidentiality agreement in the form attached as Exhibit F, provide Buyer any information reasonably necessary to verify to Buyer's reasonable satisfaction the cause of the outage. Seller shall provide Buyer with daily updates including all information listed in (i) through (iv) above. Promptly, but in any event within ten (10) Business Days, after notice is given pursuant to the preceding sentence, the Parties shall meet to discuss the basis and terms upon which the arrangements set out in the Agreement shall be continued, taking into account the effects of such event or circumstance.

5. <u>ANNUAL PERFORMANCE TESTING/OTHER TESTING</u>:

    a. The Annual Performance Tests shall be performed between March 1 and May 31 of each Contract Year per the procedures listed in Exhibit D.

    a. Seller shall notify Buyer in writing at least 30 days prior to the start of each Contract Year (except for the first Contract Year, for which such notice will be delivered within [one (1) week] after the Effective Date) listing all known tests and dates of such tests. Seller and Buyer shall mutually work together to coordinate testing of the Facility such that multiple testing requirements shall occur during the same test whenever possible to minimize the number of test run hours each Contract Year. Seller shall prepare and submit its written, proposed test procedure and schedule to Buyer no less than fourteen (14) business days before the proposed test date for Buyer's acceptance and, within ten (10) business days of such submittal, Buyer and Seller shall meet to review and discuss the proposed test procedure and schedule. Within five (5) business days of such meeting or waiver thereof, Buyer shall submit either its written acceptance or comments, including the reasons for such comments, on the proposed test procedure and schedule to Seller. The failure by Buyer to submit such written acceptance or comment within the required time shall constitute acceptance of the proposed test procedure and schedule by Buyer. After receipt of Buyer's comments, Buyer and Seller shall cooperate and shall mutually agree on the final schedule and test procedure for such performance tests.

6. <u>METERING/SETTLEMENTS</u>:

a. Seller shall make available to the Buyer and Buyer's Agent the original CAISO Electric Metering files for the Facility.
b. Seller shall make available to Buyer and Buyer's Agent natural gas pipeline statements as necessary to determine actual gas meter data for the Facility.

EXHIBIT A - ATTACHMENT 1

SAMPLE DISPATCH NOTICE

CALPINE		PHONE	EMAIL	Issue Date	
xxx, Facility Manager		xxx	XXX	Flow Date:	
				Plant:	Los Esteros
Day Ahead Power Scheduling		xxx	XXX		
Hour Ahead Power Scheduling		xxx	XXX		
Gas Scheduling		xxx	XXX		
Gas Scheduling (24-Hour Call)		xxx	XXX		
PG&E					
Day Ahead Power Scheduling		xxx	XXX		
Hour Ahead Power Scheduling		xxx	XXX		
Gas Scheduling		xxx	XXX		

November 30, 2007

Declared Unit	Hour Ending	Derate MW	Dispatched MW
Los Esteros Energy Center	100		
Los Esteros Energy Center	200		
Los Esteros Energy Center	300		
Los Esteros Energy Center	400		
Los Esteros Energy Center	500		
Los Esteros Energy Center	600		
Los Esteros Energy Center	700		
Los Esteros Energy Center	800		
Los Esteros Energy Center	900		180.0
Los Esteros Energy Center	1000		180.0
Los Esteros Energy Center	1100		180.0
Los Esteros Energy Center	1200		180.0
Los Esteros Energy Center	1300		180.0
Los Esteros Energy Center	1400		180.0
Los Esteros Energy Center	1500		180.0
Los Esteros Energy Center	1600		180.0
Los Esteros Energy Center	1700		180.0
Los Esteros Energy Center	1800		180.0
Los Esteros Energy Center	1900		180.0
Los Esteros Energy Center	2000		180.0
Los Esteros Energy Center	2100		180.0
Los Esteros Energy Center	2200		
Los Esteros Energy Center	2300		
Los Esteros Energy Center	2400		

24

	Total		2340	

OPERATING LIMITATIONS

1.   Operating Range

   Minimum Output   20 MW

   Maximum Output   180 MW or Available Capacity

2.   Ramp Rates

   a.   Minimum Ramp Rate

Number of Units Operating	Ramp Rates (MW/min)
1	4
2	8
3	12
4	16

   b.   Maximum Ramp Rate

Number of Units Operating	Ramp Rates (MW/min)
1	9
2	18
3	27
4	36

3.   Minimum Down Time   30 minutes

4.   Minimum Run Time   60 minutes

5.   Maximum Units in Start Up   4

6.   Maximum Units in Shut Down   4

7.   Start Times (from initial notification to min load)

   a. Normal Start   30 minutes
   b. Fast Start   10 minutes

8.   Total NOx emissions are limited to 74.9 tons/year

EXHIBIT C

FORM OF LETTER OF CREDIT

[Issuing Bank Letterhead]

[Address]

Date: _____

Irrevocable Standby Letter of Credit Number:_____

Beneficiary: California Department of Water Resources   Applicant: Calpine Energy Services, L.P.

Address: Address:

[Advising Bank, if applicable]
[Confirming Bank, if applicable]
Amount: USD 20,000,000 (Twenty Million US Dollars)

We hereby issue our Irrevocable Standby Letter of Credit at this office in your favor for the account of Applicant by sight payment against the following documents:

1.   Your sight draft drawn on us marked "drawn under [Issuing Bank] [Letter of Credit Number] dated [Date]";

AND

2.   Beneficiary's signed statement certifying:

"Applicant is in default under that certain Third Amended and Restated Confirmation Agreement dated December __, 2007 by and between Applicant and Beneficiary and the amount drawn hereunder is not greater than the amount due and owing to Beneficiary pursuant to that agreement."

OR

"This Letter of Credit will expire in thirty (30) calendar days or less and Applicant has not provided a replacement letter of credit or alternate security acceptable to the Beneficiary."

This Letter of Credit expires at our counters located at [INSERT ADDRESS] on [INSERT DATE], ("Expiration Date") but the Expiration Date shall be automatically extended without amendment for a period of one year and on each successive Expiration Date, unless at least sixty (60) days before the then current Expiration Date, we notify you by registered mail or courier that we elect not to renew this Letter of Credit for such additional period.

Special Conditions:

1. Partial drawing(s) are permitted.

2. All banking charges associated with this Letter of Credit are for the account of the Applicant.

3. This Letter of Credit is transferable upon request as provided in the next paragraph.

Beneficiary may transfer or assign this Letter of Credit upon presentation to us of this Letter of Credit, Beneficiary's signed statement that it has assigned that certain Third Amended and Restated Confirmation Agreement dated December __, 2007 by and between Applicant and Beneficiary to the transferee in compliance with the terms thereof, and such other documentation we may reasonably request to evidence such assignment. Consent of the Applicant to assign this Letter of Credit under these circumstances shall not be required, but shall be required in all other circumstances.

We hereby engage with you that draft(s) drawn under and in compliance with the terms of this Letter of Credit will be duly honored if drawn and presented for payment at any time before the close of business [INSERT TIME] at our counters located at [INSERT ADDRESS] on or before the Expiration Date or in the event of Force Majeure, as defined under Article 17 of the Uniform Customs and Practice for Documentary Credits (1993 Revision) International Chamber of Commerce Publication No. 500 ("UCP"), interrupting our business, within fifteen (15) days after resumption of our business, whichever is later.

Except as otherwise stated herein, this credit is subject to the UCP and, with respect to matters not so covered, this Letter of Credit is subject to and governed by the Laws of the State of New York.

If you have any questions regarding this Letter of Credit, please call [Telephone No.].

By: _____

Authorized Signature

Name: _____

Title: _____

EXHIBIT D

PERFORMANCE TESTING PROCEDURES

FOR COMMERCIAL OPERATIONS

1.   Purpose of the Performance Test.

During the period beginning March 1 and ending May 31 in each Contract Year, unless otherwise agreed, Seller will conduct a Performance Test of the Facility ("Annual Performance Test") to determine the Contract Quantity. Periodically throughout the Delivery Period, Buyer and/or Seller may perform additional performance tests. The purpose of this Exhibit D is to provide the guidelines under which these performance tests will be conducted.

2,   Test Procedure and Schedule.

The Seller shall prepare and submit its written, proposed test procedure and schedule to Buyer no less than fourteen (14) business days before the proposed test date for Buyer's acceptance and, within ten (10) business days of such submittal, Buyer and the Seller shall meet to review and discuss the proposed test procedure and schedule. For Performance Tests other than the initial test, Buyer and the Seller may waive such meeting by mutual agreement.

Within five (5) business days of such meeting or waiver thereof, Buyer shall submit either its written acceptance or comments, including the reasons for such comments, on the proposed test procedure and schedule to the Seller. The failure by Buyer to submit such written acceptance or comment within the required time shall constitute acceptance of the proposed test procedure and schedule by Buyer.   Other than this deemed approval by the Buyer, the parties shall mutually agree on the final test procedure that shall be the approved test procedure.

The Seller shall provide written notice to Buyer of changes, if any, to the approved test procedure and schedule and the reason (s) therefore as soon as reasonably practicable, such changes being subject to Buyer's approval.

The proposed and approved test procedures shall comply with the requirements of Section 3 of the Performance Test Code ASME PTC 22-1997 for Gas Turbine Power Plants ("PTC 22").

3.   Scheduling of Annual Performance Tests.

Seller shall give the Buyer five business days notice before the commencement of the performance test. A capacity and heat rate test of the Facility shall be performed. Except for the fuel costs, which will be paid for or provided by Buyer, this performance test shall be paid for by the Seller.

Periodically Buyer may call for additional performance tests in addition to the required annual test for the determination of Contract Quantity. The incremental costs of this test shall be born by Buyer. Seller shall give the Departement 10 business days notice before the commencement of the performance test.

4.   Test Conditions.

A.   Start-Up and Stabilization Period. Prior to the start of the test, the Facility shall be started, synchronized and brought to full load using normal start procedures and then operated continuously at full load for as long as it is necessary, but in no case for no less than one hour, for all measured parameters to achieve stable, normal conditions such that any variations in such parameters will be within the tolerances provided in Table 3.3.3 of PTC 22.

B.   Operating Personnel. The Facility shall be operated by Seller's operating personnel.

C.   Duration. The duration of the test shall be four continuous (4) hours, which shall commence only upon satisfactory completion of the Start-Up and Stabilization Period.

D.   Operating Procedures and Conditions. At all times, the Facility shall be operated in compliance with the approved test procedure, Prudent Industry Practice and all operating procedures recommended, required or established by (i) the manufacturer or supplier of the Facility's equipment (ii) the firm(s) that engineered and designed the Facility and (iii) the contractor(s) that constructed the Facility.

At no time during the test shall the Facility be subject to disruptions or abnormal conditions including, but not limited to, any (i) unstable conditions, (ii) equipment, operating, or regulatory restrictions, or (iii) changes in load from full load other than those fluctuations naturally arising from variations in ambient temperature.

E.   Applicable Laws and Permits. At all times, the Facility shall be in compliance with all applicable laws, regulations and permits, including, but not limited to, those governing safety and air and water emissions.

F.   Data Collection. At a minimum, the following parameters will be measured and recorded simultaneously at no greater than fifteen minute intervals except for fuel samples:

1. Instantaneous ambient relative humidity (%)
2. Instantaneous ambient barometric pressure (inches Hg)
3. Instantaneous ambient temperature (°F)
4. Net output since last measurement at the Energy Delivery Point (kWh)
5. CEMS data required per air permit

6. Turbine speed (rpm)
7. Turbine temperatures (°F)
8. Turbine pressures (psig)
9. Fuel flow at the Gas Delivery Point.
10. fuel samples once per test to be tested by an indpendent laboratory.

Upon mutual agreement of the Parties, additional parameters may be measured and recorded simultaneously with the required parameters.

G.   Instrumentation and Metering. The Seller shall provide all instrumentation, metering and data collection equipment required to perform the test. Wherever possible, the instrumentation, metering and data collection equipment that will be used for monitoring and controlling the operation of the Facility and collecting the data required for the Seller to prepare and submit its monthly invoice to Buyer shall be used for the test. The Seller shall calibrate or cause to be calibrated all such instrumentation, metering and data collection equipment no more than three (3) months prior to the date of the test. All electrical metering equipment shall utilize the plant's installed CAISO metering equipment calibrated to CAISO standards.

5.   Determination of Contract Quantity and Creation of Ambient Facility Output Table.

The Seller shall perform the calculation of Contract Quantity correcting the measured data to the following adjustments:

The net output for each data interval shall be adjusted to Contract Conditions by first adjusting for differences, if any, between the ambient relative humidity for that data interval and Contract Conditions using the performance curves provided by the manufacturer then adjusting that result for differences, if any, between the ambient barometric pressure for that data interval and Contract Conditions using the performance curves provided by the manufacturer, and, finally, adjusting that result for differences, if any, between the ambient temperature for that data interval and Contract Conditions using the manufacturer's performance curve .

Using the resulting net output data from this sequential, three-step adjustment process, the net kW output at Contract Conditions at the Energy Delivery Point shall be calculated for each of the sixteen (16) consecutive fifteen (15) minute intervals comprising the test. The average of the sixteen average net kW values thus calculated shall be the Contract Quantity.

Using the manufacturer's performance curve, the Contract quantity as calculated above for the Facility, comprising those Units meeting the requirements of Section 4.03, shall be used to generate an "Ambient Facility Output Table" relating expected Facility output (in MW) to ambient temperature, such that the Contract Quantity of the Facility shall be the expected Facility output at Contract Conditions in the Ambient Facility Output Table, and the expected Facility output at other ambient temperatures shall relate to Contract quantity in the same proportion as the points on the manufacturer's performance curve relate to that curve at Contract Conditions.

As used herein, "Contract Conditions" means an ambient temperature of 59° F, relative humidity of 60% and atmospheric pressure adjusted to site elevation.

6.   Test Reports.

Within ten (10) business days after the completion of the performance test, the Seller shall prepare and submit to Buyer a written report of the test in accordance with Section 6 of PTC 22. At a minimum, the report shall include (i) the approved test procedure, (ii) a record of the personnel present for the test whether serving in an operating, testing, monitoring or other such participatory role, (iii) documentation of the satisfactory completion of the start-up and stabilization period, (iv) a record of any unusual or abnormal conditions or events that occurred during the test and any actions taken in response thereto, (v) the measured data, (vi) a verification of the validity of the test in accordance with Section 3.5.1 of PTC 22, (vii) the adjusted data with supporting calculations, (viii) Contract Quantity with supporting calculations, and (ix) the Seller's statement of either the Seller's acceptance of the test or the Seller's rejection of the test and reason(s) therefore. Within five (5) business days after receipt of such report, Buyer shall notify the Seller in writing of either Buyer's acceptance of the test or Buyer's rejection of the test and reason(s) therefore.

7.   Test Acceptance and Re-Testing.

If the Seller and Buyer both accept a test, the Contract Quantity shall be updated to reflect the results of such test effective upon the first day of the month following the month in which Buyer receives the Seller's test report.

If the Seller is unable to complete a test for any reason, it shall be permitted to reconduct such test.

8.   Cost and Revenue.

Buyer shall bear all fuel costs, for tests and receive all revenues from the sale of such Energy generated during the tests. The hours of operation during such test shall not be counted towards the annual limits on operating hours that Buyer may dispatch.

With respect to re-tests requested by Buyer, Buyer shall bear all costs, including fuel costs, for tests and receive all revenues from the sale of such Energy generated during the tests. The hours of operation during such test shall not be counted towards the annual limits on operating hours that Buyer may dispatch.

32

EXHIBIT E

**DIVISION OF GENERATOR OPERATOR (GOP) AND
GENERATOR OWNER (GO) RESPONSIBILITIES**

**[To be attached after negotiation by the Parties
in accordance with Special Condition 1(e)]**

33

EXHIBIT F

[FORM OF] CONFIDENTIALITY AGREEMENT

This CONFIDENTIALITY AGREEMENT (this "Agreement") is dated as of [_____], (the "Effective Date") and is by and among Calpine Corporation (the "Calpine"), Calpine Energy Services, L.P. ("CES"; together, Calpine and CES are the "Calpine Parties") and the California Department of Water Resources, acting solely under the authority and powers created by California Assembly Bill 1 from the First Extraordinary Session of 2000-2001, codified in Sections 80000 through 80270 of the California Water Code ("CERS"). The Calpine Parties and CERS are sometimes collectively referred to herein as the "Parties" and individually as a "Party."

W I T N E S S E T H:

WHEREAS, CES and CERS are parties to that certain Master Power Purchase and Sale Amended and Restated Confirmation Letter Agreement dated April 22, 2002, effective May 1, 2002, as amended by the Amendment dated October 23, 2003 and the Letter Amendment dated October 29, 2003, as amended and restated by the Third Amended and Restated Confirmation Letter dated December __, 2007 (the "Third Amendment", collectively "Contract 2").

WHEREAS, Calpine is a guarantor of CES' obligations under Contract 2 pursuant to that certain Amended and Restated Guarantee Agreement, dated as of August 31, 2005.

WHEREAS, from time-to-time in connection with the administration of Contract 2, CES may be required to provide CERS certain confidential information, and which pursuant to the terms of Contract 2, CES and CERS have agreed to make the provision of such confidential information subject to a confidentiality agreement.

WHEREAS, each of the Parties acknowledges and agrees, as set forth in this Agreement, that the Evaluation Material (as defined below) provided by the other Party, before or after the execution of this Agreement, is considered by the Disclosing Party to be proprietary and highly confidential and that the unrestricted disclosure of such confidential information by one Party could result in substantial and irreparable harm to the other Party, which harm would be extremely difficult to quantify.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto expressly agree as follows:

1.   **Evaluation Material**. The term "Receiving Party" shall mean a Party that receives Evaluation Material from the other Parties pursuant to this Agreement and Contract 2, and the term "Disclosing Party" shall mean a Party to this Agreement that provides or discloses

its Evaluation Material to a Receiving Party. The term "Evaluation Material" means any and all information, in any form or medium, written or oral, concerning or relating to the Disclosing Party (whether prepared by the Disclosing Party, its Representatives or otherwise) that is furnished to the Receiving Party by or on behalf of the Disclosing Party and that (i) relates to the performance under and administration of Contract 2 and (ii) is clearly labeled as "confidential" (for written materials) or otherwise designated as confidential (for other communications), including without limitation all oral and written information relating to evaluations, plans, programs, suppliers, facilities, equipment and other assets, processes, trade secrets, know-how, patent applications that have not been published, technology and other confidential information and intellectual property of the Disclosing Party relevant to any inquiry made by the Receiving Party in connection with the performance under and administration of, Contract 2. In addition, "Evaluation Material" shall be deemed to include all notes, analyses, studies, interpretations, memoranda and other documents, material or reports (in any form or medium) prepared by a Receiving Party or any of its Representatives that contain, reflect or are based upon, in whole or part, the information furnished to or on behalf of the Receiving Party as contemplated hereby. The term "Evaluation Material" shall not include information that: (a) is or becomes available to the public generally, other than as a result of disclosure by the Receiving Party or one of its Representatives in breach of the terms of this Agreement; (b) becomes available to the Receiving Party from a source other than the Disclosing Party or one of its Representatives, including without limitation prior to the Effective Date, provided that such source is not bound by a confidentiality agreement with or does not have a contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other person with respect to such information; or (c) has been independently acquired or developed by the Receiving Party without using any Evaluation Material or violating any of its obligations under this Agreement. The term "Representatives" means the directors, officers, partners, managers, members, employees, advisors, agents and other representatives of a Party and their subsidiaries and affiliates, including without limitation attorneys, accountants, consultants, financial advisors, and joint venture participant, actual or potential source of debt or equity financing or any other third-party financing source with respect to the Transaction.

2.   **Use of Evaluation Material and Confidentiality.**

(a)   The Parties hereto agree that the Receiving Party and its Representatives shall use the Evaluation Material of the Disclosing Party solely in connection with the purposes set forth in Contract 2 and that the Evaluation Material will be kept confidential and the Receiving Party further agrees to protect the Evaluation Material against disclosure; provided however that the Receiving Party may disclose Evaluation Material as follows: (i) to such of its Representatives who need such information to assist the Receiving Party in its evaluation, it being understood that such Representatives shall be informed at the time of disclosure by the Receiving Party of the confidential nature of such information; (ii) as expressly contemplated by this Agreement; and (iii) to the extent that the Disclosing Party gives its prior written consent to such disclosure.

(b)   As a condition to the furnishing of Evaluation Material to the Representatives of a Party, each Party shall cause its Representatives to treat such information in accordance with the provisions of this Agreement and to perform or to comply with the obligations of the Receiving Party with respect to the Evaluation Material as contemplated hereby. Each of the Parties hereto agrees that it will be fully responsible for any breach of any of the provisions of this Agreement by its Representatives and agrees to take, at its sole cost and expense, all necessary measures to restrain its Representatives from any prohibited or unauthorized disclosure or use of the Evaluation Material, including without limitation the initiation of court proceedings.

(c) If the Receiving Party or any of its Representatives are requested or required to disclose any Evaluation Material, including terms and conditions being negotiated, by law, regulation, the applicable rules of any national securities exchange or other market or reporting system, oral questions, interrogatories, requests for information or other documents in legal proceedings, subpoena, civil investigative demand or any other similar process, such Party shall provide the Disclosing Party with prompt written notice of any such request or requirement so that the Disclosing Party has an opportunity to seek a protective order or other appropriate remedy or waive compliance with the provisions of this Agreement. If the Disclosing Party waives compliance with the provisions of this Agreement with respect to a specific request or requirement, the Receiving Party and its Representatives shall disclose only that portion of the Evaluation Material that is expressly covered by such waiver and which is necessary to disclose in order to comply with such request or requirement. The Receiving Party and its Representatives shall cooperate in a reasonable manner with the Disclosing Party in attempting to preserve the confidentiality of the Evaluation Material. If (in the absence of a waiver by the Disclosing Party) the Disclosing Party has not secured a protective order or other appropriate remedy despite attempting to do so, and the Receiving Party or one of its Representatives is nonetheless then legally compelled to disclose any Evaluation Material, the Receiving Party or such Representative may, without liability hereunder, disclose only that portion of the Evaluation Material that is necessary to be disclosed. In the event that disclosure is made in accordance with this subsection, the Receiving Party shall exercise and cause its Representatives to exercise reasonable efforts to preserve the confidentiality of the Evaluation Material, including obtaining reliable assurance at the sole expense of the Receiving Party that confidential treatment shall be accorded any Evaluation Material so furnished.

3. **Accuracy of Information**. Each Party represents and warrants that the Evaluation Material provided hereunder for validation purposes shall be an original document or a true, correct and complete copy of what it purports to be and shall be consistent with records, notices and reports provided by such Party to the CAISO, NERC or other independent organizations.

4. **Access**. In the event that either Party desires physical access to any property or facilities of the other Party or any of its subsidiaries, such Party agrees to indemnify, defend and hold harmless the other Party, its affiliates, subsidiaries, directors and employees from and against any and all losses, damages, liabilities, assessments, costs, charges, claims and causes of action (including without limitation reasonable attorneys' fees and costs) for personal injury, death or property damage occurring on or to such property as a result of the entry of such Party (including its Representatives) onto such premises. Each Party agrees to comply fully with all rules, regulations and instructions issued by the other Party regarding the actions of such Party (including its Representatives) while upon, entering or leaving the property of the other Party or any of its subsidiaries.

5.   **Remedies**. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement by any Party hereto or any of its Representatives and that the non-breaching Party be entitled to equitable relief, including injunction and specific performance, as a remedy of such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the non-breaching Party. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines that a Party or any of its Representatives has breached this Agreement, or if a Party does not prevail in any such action, such breaching or non-prevailing Party shall be liable for and pay to the other Party on demand the reasonable legal fees and expenses incurred by the non-breaching or prevailing Party in connection with such litigation, including any appeal therefrom. The restrictions expressed in this Agreement in no way supersede or eliminate any rights which a Party may have pursuant to Federal or state law pertaining to trade secrets or proprietary information and, in the event that any such Federal or state law provides greater protections of any Evaluation Material than the protections set forth in this Agreement, such greater protections shall apply to such Evaluation Material.

6.   **Waivers and Amendments**. No failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other exercise thereof or the exercise of any other right, power or privilege hereunder. No alteration, amendment, change or supplement hereto shall be binding or effective unless the same is set forth in writing signed by a duly authorized representative of each Party. No provision hereof or right hereunder may be waived except by a separate written letter executed by an authorized officer of the waiving Party, which writing expressly waives an identified portion of this Agreement.

7.   **Notices**. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, one business day after being sent to the recipient by reputable overnight courier service (charges prepaid) or five business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to each Party at the address indicated on the signature page to this Agreement or to such other address or to the attention of such other person as the recipient Party has specified by prior written notice to the sending Party.

8.   **Choice or Law/Consent to Jurisdiction**. The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of California without regard to the conflicts of laws principles thereof. Each Party hereby irrevocably and unconditionally consents to the exclusive jurisdiction of the federal and state courts in the State of California for any action, suit or proceeding arising out of or related hereto. Each Party hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in the federal and state courts of the State of California, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in any inconvenient forum.

9.   **Severability**. If any provision or portion of this Agreement should be determined by any court or agency of competent jurisdiction to be invalid, illegal or unreasonable, in whole or in part in any jurisdiction, and such determination should become final, such provision or portion shall be deemed to be severed in such jurisdiction, but only to the extent required to render the remaining provisions and portions of this Agreement enforceable, and this Agreement as thus amended shall be enforced in such jurisdiction to give effect to the intention of the Parties insofar as that is possible, and further, the Agreement shall continue without amendment in full force and effect in all other jurisdictions. In the event of any such determination, the Parties shall negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intents and purposes hereof.

10.   **Construction**. Each of the Parties hereto will be responsible for any breach of the provisions of this Agreement by their respective subsidiaries and affiliates and any other person to whom the Receiving Party (or its Representatives) provides any Evaluation Material. The term "person" as used in this Agreement shall be interpreted broadly to include the media and any corporation, group, individual or other entity. The word "including" (and all variations) shall mean including without limitation. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

11.   **Counterparts**. For the convenience of the Parties, any number of counterparts of this Agreement may be executed by the Parties hereto. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement. A facsimile copy of this Agreement or any signatures hereon shall be considered as originals for all purposes.

12.   **Successors and Assigns**. The benefits of this Agreement shall inure to the respective successors and assigns of the Parties hereto, and the obligations and liabilities assumed in this Agreement by the Parties hereto shall be binding upon their respective successors and assigns.

13.   **Headings**. The headings to the Sections and subsections contained herein are for identification purposes only and are not to be construed as part of this Agreement.

14.   **Entire Agreement**. This Agreement embodies the entire agreement and understanding of the Parties hereto and supersedes any and all prior agreements, arrangements and understandings, written or oral, relating to the matters provided for herein.

15.   **Term**. Unless a shorter period of time is specified elsewhere in this Agreement, all obligations of the Parties shall expire on the fifth anniversary of the Effective Date; provided that no such expiration shall relieve either Party from liability in respect of breaches by such Party prior to such expiration.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed or caused this Agreement to be executed by their duly authorized officers as of the Effective Date.

CALPINE CORPORATION

By: _____
Name: _____
Title: _____
Date: _____

Address:

Calpine Corporation
Attn: Vice President and Assistant General Counsel
3475 Hopyard Road, Suite 345.
Pleasanton, CA 94588
Facsimile: (925) 479-7303
Telephone: (925) 479-6600

With a copy to:

Calpine Corporation
Attention: General Counsel
50 West San Fernando Street
San Jose, CA 95113
Facsimile: (408) 975-4648
Telephone: (408) 995-5115

CALPINE ENERGY SERVICES, L.P.

By: _____
Name: _____
Title: _____
Date: _____

Address:

Calpine Energy Services, L.P.
Attn: Director, Commodity Contracts
717 Texas Avenue
Houston, TX 77002
Facsimile: (713) 830-2001
Telephone: (713) 830-8845

CALIFORNIA DEPARTMENT OF WATER
RESOURCES, acting solely under the authority and
powers created by California Assembly Bill 1 from the
First Extraordinary Session of 2000 – 2001, codified in
Sections 80000 – 80270 of the California Water Code

By: _____

Name: _____

Title: _____

Date: _____

Address:

California Department of Water Resource
Attn: Deputy Drector
3301 El Camino Ave., Suite 120
Sacramento, CA 95821
Facsimile: (916) 574-2512
Telephone: (916) 574-2733

41

EXHIBIT 99.1



CONTACTS:

Media Relations:
Mel Scott
713-570-4553
scottm@calpine.com

NEWS RELEASE

Investor Relations:
Norma Dunn
713-830-8883
ndunn@calpine.com

Calpine to Restructure Power Sales Agreement
With the California Department of Water Resources

(SAN JOSE, Calif. and HOUSTON, Texas) [Dec. 12, 2007] – Calpine Corporation [OTC Pink Sheets: CPNLQ] today announced a restructuring of its existing power sales agreement with the California Department of Water Resources (CDWR). Under the terms, Calpine will sell CDWR up to a five-year supply of peaking capacity from the company's Los Esteros Critical Energy Facility (LECEF), a 180-megawatt natural gas fired energy facility, located in San Jose, Calif. The restructured agreement amends Calpine's previous obligation to deliver 1,000 megawatts of fixed-price energy through 2009, and replaces it with a unit-specific arrangement whereby CDWR has the right to dispatch LECEF through 2009 with an option to extend this agreement for an additional three years.

"We are pleased with the outcome of this truly collaborative effort and commend the California Department of Water Resources for approaching Calpine with a creative solution that benefits all parties – California energy consumers, the state of California and Calpine," stated Calpine Chief Executive Officer Robert P. May. "Calpine will continue to provide electricity to California and Silicon Valley homes and businesses from a competitively priced, peaking power resource. In addition, we are proud to have continued to meet all of our power sales agreements and performance obligations with CDWR since 2001."

Calpine in California

Calpine has made an unprecedented investment in California's energy infrastructure through the construction and operation of the state's newest, cleanest, and most fuel-efficient fleet of power plants. The state's single largest producer of power from renewable resources, Calpine also was the first company to license and construct a major California power plant in more than a decade and is responsible for the first baseload generation built in the San Francisco Bay Area in more than 30 years. Since July 2001, Calpine has added more than 4,000 megawatts of new capacity in California – an accomplishment unmatched by any other company in the energy industry.

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About Calpine

Calpine Corporation is helping meet the needs of an economy that demands more and cleaner sources of electricity. Founded in 1984, Calpine is a major U.S. power company, capable of delivering nearly 24,000 megawatts of clean, cost-effective, reliable and fuel-efficient electricity to customers and communities in 18 states in the U.S. The company owns, leases and operates low-carbon, natural gas-fired and renewable geothermal power plants. Using advanced technologies, Calpine generates electricity in a reliable and environmentally responsible manner for the customers and communities it serves. Please visit www.calpine.com for more information.

In addition to historical information, this release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risks and uncertainties associated with our Chapter 11 cases and Companies' Creditors Arrangement Act (CCAA) proceedings of certain of Calpine's Canadian affiliates, including our ability to successfully reorganize and emerge from Chapter 11; (ii) our ability to implement our business plan; (iii) financial results that may be volatile and may not reflect historical trends; (iv) seasonal fluctuations of our results; (v) potential volatility in earnings associated with fluctuations in prices for commodities such as natural gas and power; (vi) our ability to manage liquidity needs and comply with covenants related to our existing financing obligations and anticipated exit financing; (vii) the direct or indirect effects on our business of our impaired credit including increased cash collateral requirements in connection with the use of commodity contracts; (viii) transportation of natural gas and transmission of electricity; (ix) the expiration or termination of our power purchase agreements and the related results on revenues; (x) risks associated with the operation of power plants including unscheduled outages; (xi) factors that impact the output of our geothermal resources and generation facilities, including unusual or unexpected steam field well and pipeline maintenance and variables associated with the waste water injection projects that supply added water to the steam reservoir; (xii) risks associated with power project development and construction activities; (xiii) our ability to attract, retain and motivate key employees; (xiv) our ability to attract and retain customers and contract counterparties; (xv) competition; (xvi) risks associated with marketing and selling power from plants in the evolving energy markets; (xvii) present and possible future claims, litigation and enforcement actions; (xviii) effects of the application of laws or regulations, including changes in laws or regulations or the interpretation thereof; and (xix) other risks identified from time-to-time in Calpine's reports and registration statements filed with the SEC, including, without limitation, the risk factors identified in its Annual Report on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and Calpine undertakes no obligation to update any such statements. Unless specified otherwise, all information set forth in this release is as of today's date, and Calpine undertakes no duty to update this information. For additional information about Calpine's chapter 11 reorganization or general business operations, please refer to Calpine's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Calpine's Quarterly Reports on Form 10-Q, and any other recent Calpine report to the Securities and Exchange Commission. These filings are available by visiting the Securities and Exchange Commission's website at http://www.sec.gov or Calpine's website at http://www.calpine.com.

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